[DIRECTED SERVICES LLC STATIONERY]

April 22, 2008

United States Securities and Exchange Commission 100 F Street, NE, Room 1580 Washington, DC 20549

Re:	Registration Statement on Form N-4, Pre-Effective Amendment No. 1
ING Architect - NY
File No. 333-145826; 811-07935

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Directed Services LLC, as principal underwriter, hereby respectfully requests that the effective date of this Pre-Effective
Amendment No. 1 to the Registration Statement be accelerated to April 28, 2008, or as soon thereafter as practicable. The principal underwriter is aware of its obligations under the Act.

Please call Scott Kreighbaum, at (610) 425-3404, with your questions or comments.

Respectfully,

DIRECTED SERVICES LLC

By:	/s/ Richard E. Gelfand
Richard E. Gelfand
Chief Financial Officer

1475 Dunwoody Drive West Chester, PA 19380-1478

Tel: (610) 425-3563
Fax: (610) 425-3520